July 7, 2006
VIA Edgar Correspondence
Mr. Larry Spirgel
Assistant Director
Mail Stop 3561
United States Securities and Exchange Commission
Washington, D.C. 20549
Dear Mr. Spirgel:
This letter is to inform you that we are still in the process of completing our accounting review, and expect to be completed no later than Monday, July 31, 2006.
If you have any questions or additional comments, please contact me at the number below.
Sincerely yours,
/s/ Bradley B. Rush
Bradley B. Rush
Chief Financial Officer
(703) 744-1890

RE:	Sunrise Senior Living, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 1-16499

cc:	Ivette Leon, Assistant Chief Accountant
Christine Adams, Staff Accountant